Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

May 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: David Manion, CPA, CAIA

Re:	The Registrants (the “Registrants”) and Funds (the “Funds”) Listed in Annex A

Dear Mr. Manion:

On behalf of the Registrants,1 we are filing this letter to respond to the comments you delivered by telephone on April 15, 2025 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of certain filings made by the Funds, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the comments of the Staff have been included herein.2

1. Comment (Western Asset Premier Bond Fund): As of December 31, 2024, the Fund held several CLO positions that were valued at par. Given the prevailing interest rate environment and the credit profile of the underlying investments, please explain why the fair value of these securities should be their par value, and what factors and inputs led to the reported valuations.

Response: The Registrant notes that the Fund held five CLOs that were valued at par as of December 31, 2024. Each security was valued in accordance with applicable Rule 2a-5 valuation procedures. The Registrant notes that four of these securities were externally priced by an approved pricing vendor at par, and the fifth was fair valued at cost based on recent trade at par pending vendor coverage. Accordingly, the Registrant believes that such CLOs were valued appropriately.

2. Comment (Western Asset Intermediate Muni Fund): Please confirm whether the Rule 17a-7 transactions executed by the Fund during the reporting period resulted in any realized gains or losses. Please provide details of any gains or losses generated by these types of transactions in future financial statements.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the applicable Registrant listed beside the name of such Fund in Annex A.
[2]	Unless otherwise indicated, any reference to a “Section” or a “Rule” relates, as applicable, to a section of the Investment Company Act of 1940, as amended, or to a rule thereunder.

Response: The Registrant advises the Staff that the identified transactions were related to variable rate demand notes and did not result in any realized gains or losses. The Registrant will provide details regarding any gains and losses generated by these types of transactions in future financial statements.

3. Comment (Funds that engaged in dollar roll and TBA transactions, e.g., Western Asset Mortgage Total Return Fund and Western Asset Total Return Unconstrained Fund): Please consider breaking out receivables and/or payables related to dollar roll or TBA transactions separately from other liabilities in the statement of assets and liabilities.

Response: The Registrant advises the Staff that it will break out receivables and payables, as applicable, relating to dollar roll and TBA transactions separately from other liabilities in the statement of assets and liabilities in future reports.

4. Comment (BrandywineGLOBAL – Flexible Bond Fund): As of December 31, 2024, the Fund held common stock of New Fortress Energy Inc. that had an assigned cost of $0. Please explain how the Fund acquired these shares and why no cost was assigned to them. Please include a discussion of how cost basis is assigned to securities received as a result of corporate actions and/or credit events, and cite relevant U.S. Generally Accepted Accounting Principles (GAAP).

Response: The Registrant advises the Staff that common shares in New Fortress Energy were received as a form of consent payment to supporting bond holders in late 2024 when the company exchanged multiple tranches of then outstanding notes for new notes. The Registrant believes the transaction was treated as a debt extinguishment under ASC 470 by the borrower, and the common shares received were a form of non-cash consideration under the same standard. Under ASC 310-20, the Registrant believes the cost of common shares received should have been set to fair value on the date of the transaction and in accordance with the terms of the exchange, with the fair value of non-cash consideration received included in gain/loss on the extinguishment of the original notes. The Registrant notes that the non-cash consideration is not material to the Fund.

5. Comment (Funds that hold senior loans, e.g., BrandywineGLOBAL – Global Opportunities Bond Fund and Western Asset Global Corporate Opportunity Fund Inc.): Please confirm whether the Funds have any unfunded loan commitments. If so, briefly describe the accounting treatment for such unfunded commitments and refer to any applicable U.S.GAAP.

Response: The Registrant advises the Staff that the identified Funds did not have any unfunded loan commitments as of the date of the Funds’ financial statements.

6. Comment (Funds that hold senior loans that contributed significantly to performance, e.g., Western Asset Income Fund): Please confirm whether the Funds have any material investments in equity tranches of CLOs. If so, please include a discussion of how income from these investments is accrued and cite applicable U.S. GAAP supporting the accounting treatment.

Response: The Registrant advises the Staff that the Funds do not have any material investments in equity tranches of CLOs. Investments in such securities by other Funds are also not significant (at most, not more than 2-3% of the Fund’s net asset value). Income from such positions has been immaterial, and the Registrant believes it is appropriate to record any such income on a cash basis.

7. Comment: The Funds have an arrangement with their custodian bank whereby a portion of a Fund’s custodian fees are offset by credits earned on the Fund’s cash balances deposited with the custodian. Please discuss the accounting treatment for custodian fees that are partially offset by credits earned on Fund cash balances deposited with the custodian. Also, please confirm that the Funds comply with Regulation S-X Rule 6-07(2)(g). Please discuss the accounting treatment for custodian fees that are partially offset by credits earned on Fund cash balances deposited with the custodian. Also, confirm that the Funds comply with Rule 6-07(g)(2) of Regulation S-X.

Response: The Registrant advises the Staff that when custody credits are determined to be significant, such expense is presented on a gross basis on the income statement with an offsetting line item for fees earned indirectly (via custody credit offsets). However, most Funds have less than 0.001% in custody credits earned and applied, so it is not often that a Fund will report these credits on the income statement in the manner described above.

In addition, the Registrant confirms that the Funds comply with Regulation S-X Rule 6-07(2)(g).

8. Comment: Please explain how the presentation of negative amounts in the statement of operations and the statement of assets and liabilities is appropriate. (Refer to Rule 4-01(c) of Regulation S-X.)

Response: Rule 4-01(c) of Regulation S-X provides that negative amounts shall be shown in a manner that clearly distinguishes its negative attribute. The Registrant notes that negative amounts are shown in parenthesis in the Funds’ statements of operations and statements of assets and liabilities to clearly distinguish their negative attributes, and respectfully submits that such presentation satisfies the requirements of Rule 4-01(c) of Regulation S-X.

9. Comment: In future shareholder reports, please include the frequency of measurement (e.g., daily, monthly, quarterly, etc.) when disclosing average volumes of derivative activity.

Response: The Registrant advises the Staff that it will disclose in future reports the frequency of measurement when disclosing average volumes of derivatives activity.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Annex A

Registrant Name	File #	CIK	Series Name	Series ID	FYE Reviewed
BrandywineGLOBAL-Global Income Opportunities Fund Inc	811-22491	0001504545	BrandywineGLOBAL-Global Income Opportunities Fund Inc		10/31/2024
Legg Mason Global Asset Management Trust	811-22338	0001474103	BrandywineGLOBAL - Alternative Credit Fund	S000043089	10/31/2024
			BrandywineGLOBAL - Global Unconstrained Bond Fund	S000031479	10/31/2024
			ClearBridge International Growth Fund	S000036166	10/31/2024
			ClearBridge Small Cap Fund	S000036165	10/31/2024
			ClearBridge Value Fund	S000036164	10/31/2024
Legg Mason Partners Investment Trust	811-06444	0000880366	ClearBridge Appreciation Fund	S000016651	10/31/2024
			ClearBridge International Value Fund	S000016247	10/31/2024
			ClearBridge Large Cap Value Fund	S000016669	10/31/2024
			ClearBridge Mid Cap Fund	S000004162	10/31/2024
			ClearBridge Mid Cap Growth Fund	S000029718	10/31/2024
			ClearBridge Select Fund	S000039065	10/31/2024
			ClearBridge Small Cap Growth Fund	S000016663	10/31/2024
			ClearBridge Sustainability Leaders Fund	S000048737	10/31/2024
			ClearBridge Tactical Dividend Income Fund	S000016241	10/31/2024
			Franklin Global Equity Fund	S000016668	10/31/2024
Western Asset Global Corporate Opportunity Fund Inc.	811-22334	0001472341	Western Asset Global Corporate Opportunity Fund Inc.		10/31/2024
Western Asset Municipal High Income Fund Inc.	811-05497	0000830487	Western Asset Municipal High Income Fund Inc.		10/31/2024
ClearBridge Energy Midstream Opportunity Fund Inc.	811-22546	0001517518	ClearBridge Energy Midstream Opportunity Fund Inc.		11/30/2024
Legg Mason Partners Income Trust	811-04254	0000764624	Western Asset Intermediate Maturity New York Municipals Fund	S000016625	11/30/2024
			Western Asset Massachusetts Municipals Fund	S000016629	11/30/2024
			ClearBridge Large Cap Growth Fund	S000004161	11/30/2024
			Franklin U.S. Large Cap Equity Fund	S000022091	11/30/2024
LMP Capital & Income Fund Inc.	811-21467	0001270131	LMP CAPITAL & INCOME FUND INC.		11/30/2024
Western Asset Inflation-Linked Income Fund	811-21403	0001254370	WESTERN ASSET INFLATION-LINKED INCOME FUND		11/30/2024
Western Asset Inflation-Linked Opportunities & Income Fund	811-21477	0001267902	WESTERN ASSET INFLATION-LINKED OPPORTUNITIES & INCOME FUND		11/30/2024
Western Asset Intermediate Muni Fund Inc.	811-06506	0000882300	WESTERN ASSET INTERMEDIATE MUNI FUND INC.		11/30/2024
Western Asset Investment Grade Opportunity Trust Inc.	811-22294	0001462586	Western Asset Investment Grade Opportunity Trust Inc.		11/30/2024
Legg Mason Global Asset Management Trust	811-22338	0001474103	BrandywineGLOBAL - Flexible Bond Fund	S000053934	12/31/2024
			BrandywineGLOBAL - Global Opportunities Bond Fund	S000036894	12/31/2024
			Franklin U.S. Small Cap Equity Fund	S000036895	12/31/2024

Registrant Name	File #	CIK	Series Name	Series ID	FYE Reviewed
Legg Mason Partners Income Trust	811-04254	0000764624	Western Asset Corporate Bond Fund	S000016627	12/31/2024
			Western Asset Mortgage Total Return Fund	S000016649	12/31/2024
			Western Asset Short-Term Bond Fund	S000016639	12/31/2024
			ClearBridge Dividend Strategy Fund	S000016665	12/31/2024
Legg Mason Partners Variable Equity Trust	811-21128	0001176343	ClearBridge Variable Appreciation Portfolio	S000017013	12/31/2024
			ClearBridge Variable Dividend Strategy Portfolio	S000008304	12/31/2024
			ClearBridge Variable Growth Portfolio	S000016933	12/31/2024
			ClearBridge Variable Large Cap Growth Portfolio	S000016935	12/31/2024
			ClearBridge Variable Large Cap Value Portfolio	S000017019	12/31/2024
			ClearBridge Variable Mid Cap Portfolio	S000016937	12/31/2024
			ClearBridge Variable Small Cap Growth Portfolio	S000017007	12/31/2024
			Franklin Multi-Asset Variable Conservative Growth	S000017009	12/31/2024
			Franklin Multi-Asset Variable Growth	S000017011	12/31/2024
			Franklin Multi-Asset Variable Moderate Growth	S000017010	12/31/2024
Legg Mason Partners Variable Income Trust	811-06310	0000874835	Western Asset Core Plus VIT Portfolio	S000016930	12/31/2024
			Western Asset Variable Global High Yield Bond Portfolio	S000017004	12/31/2024
Western Asset Emerging Markets Debt Fund Inc.	811-21343	0001227862	WESTERN ASSET EMERGING MARKETS DEBT FUND INC.		12/31/2024
Western Asset Funds Inc	811-06110	0000863520	Western Asset Core Bond Fund	S000000713	12/31/2024
			Western Asset Core Plus Bond Fund	S000000714	12/31/2024
			Western Asset Inflation Indexed Plus Bond Fund	S000000715	12/31/2024
Western Asset Investment Grade Income Fund Inc.	811-02351	0000075398	Western Asset Investment Grade Income Fund Inc.		12/31/2024
Western Asset Mortgage Opportunity Fund Inc.	811-22369	0001478102	Western Asset Mortgage Opportunity Fund Inc.		12/31/2024
Western Asset Premier Bond Fund	811-10603	0001163792	WESTERN ASSET PREMIER BOND FUND		12/31/2024
Legg Mason Partners Income Trust	811-04254	0000764624	Western Asset Ultra-Short Income Fund	S000016624	5/31/2024
Western Asset Funds Inc	811-06110	0000863520	Western Asset High Yield Fund	S000000716	5/31/2024
			Western Asset Intermediate Bond Fund	S000000711	5/31/2024
			Western Asset Total Return Unconstrained Fund	S000012738	5/31/2024
Western Asset Global High Income Fund Inc.	811-21337	0001228509	WESTERN ASSET GLOBAL HIGH INCOME FUND INC.		5/31/2024
Western Asset High Yield Defined Opportunity Fund Inc.	811-22444	0001497186	Western Asset High Yield Defined Opportunity Fund Inc.		5/31/2024
Western Asset Managed Municipals Fund Inc.	811-06629	0000886043	WESTERN ASSET MANAGED MUNICIPALS FUND INC.		5/31/2024
Legg Mason Partners Income Trust	811-04254	0000764624	Western Asset Income Fund	S000008972	7/31/2024
			Western Asset Municipal High Income Fund	S000008976	7/31/2024
			Western Asset Short Duration High Income Fund	S000008975	7/31/2024

Registrant Name	File #	CIK	Series Name	Series ID	FYE Reviewed
Legg Mason Partners Institutional Trust	811-06740	0000889512	Western Asset Institutional Government Reserves	S000016858	8/31/2024
			Western Asset Institutional Liquid Reserves	S000008908	8/31/2024
			Western Asset Institutional U.S. Treasury Obligations Money Market Fund	S000041891	8/31/2024
			Western Asset Institutional U.S. Treasury Reserves	S000008910	8/31/2024
			Western Asset Select Tax Free Reserves	S000008909	8/31/2024
Legg Mason Partners Investment Trust	811-06444	0000880366	ClearBridge Growth Fund	S000016235	8/31/2024
Legg Mason Partners Money Market Trust	811-04052	0000747576	Western Asset Government Reserves	S000016623	8/31/2024
Legg Mason Global Asset Management Trust	811-22338	0001474103	BrandywineGLOBAL - Diversified US Large Cap Value Fund	S000029727	9/30/2024
			ClearBridge Global Infrastructure Income Fund	S000053331	9/30/2024
			Franklin International Equity Fund	S000036893	9/30/2024
			Martin Currie Emerging Markets Fund	S000049068	9/30/2024
Legg Mason Partners Investment Trust	811-06444	0000880366	Franklin S&P 500 Index Fund	S000004163	9/30/2024
Western Asset High Income Opportunity Fund Inc.	811-07920	0000910068	WESTERN ASSET HIGH INCOME OPPORTUNITY FUND INC.		9/30/2024